UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32237 / August 25, 2016

In the Matter of

AMERICAN INDEPENDENCE FUNDS TRUST
RX FUNDS TRUST
RISKX INVESTMENTS, LLC

1345 Avenue of the Americas, Second Floor
New York, NY 10105

(File No. 812-14666)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

American Independence Funds Trust, Rx Funds Trust, and RiskX Investments, LLC filed an
application on June 30, 2016, and amendments to the application on August 2, 2016 and August
2, 2016, requesting an order under section 6(c) of the Investment Company Act of 1940 (the
"Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well
as from certain disclosure requirements. The order permits applicants to enter into and
materially amend subadvisory agreements without shareholder approval and also grants relief
from certain disclosure requirements.

On August 3, 2016, a notice of the filing of the application was issued (Investment Company Act
Release No. 32206). The notice gave interested persons an opportunity to request a hearing and
stated that an order granting the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by American Independence Funds Trust, Rx Funds Trust, and RiskX Investments, LLC (File No. 812-14666) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary